Thacher Proffitt & Wood LLP Two World Financial Center New York, NY 10281 212.912.7400 Fax: 212.912.7751 www.tpw.com

EXHIBIT 5.1

April 30, 2007

Bear Stearns Asset Backed Securities I LLC
383 Madison Avenue
New York, New York 10179

Opinion: Takedown
Bear Stearns Asset Backed Securities I LLC (the “Registrant”)
Registration Statement on Form S-3, No. 333-131374
$1,124,810,000
Bear Stearns Second Lien Trust 2007-1, Mortgage-Backed Notes, Series 2007-1
Prospectus Supplement, dated April 30, 2007 (the “Group I Notes Prospectus Supplement”), relating to the Group I Notes and including the related Prospectus, dated March 14, 2007 (the “Prospectus”), and
Prospectus Supplement, dated April 30, 2007 (the “Group II Notes and Group III Notes Prospectus Supplement”), relating to the Group II Notes and Group III Notes and including the Prospectus

Ladies and Gentlemen:

We have acted as counsel to the Registrant in connection with the offer and sale of the securities described above (the “Notes”).

In rendering this opinion letter, we have examined the documents described above and such other documents as we have deemed necessary. We have also assumed the execution, authentication, offer and sale of the Notes pursuant to and in accordance with the Prospectus and the related indenture and underwriting agreement. The opinion expressed herein with respect to enforceability is subject to general principles of equity and the effect of bankruptcy, insolvency, fraudulent conveyance and transfer and other similar laws of general applicability affecting the rights of creditors.

In rendering this opinion letter, we do not express any opinion concerning any laws other than the federal laws of the United States, including without limitation the Internal Revenue Code of 1986, as amended, and the laws of the States of New York and, to the extent applicable, Delaware. We do not express any opinion herein with respect to any matter not specifically addressed in the opinions expressed below.

The tax opinions set forth below are based upon the existing provisions of applicable law and regulations issued or proposed thereunder, published rulings and releases of applicable agencies or other governmental bodies and existing case law, any of which or the effect of any of which could change at any time. Any such changes may be retroactive in application and could modify the legal conclusions upon which such opinions are based.

Based upon and subject to the foregoing, it is our opinion that:

1.
The Notes are legally and validly issued and legally binding obligations, enforceable under the laws of the State of New York in accordance with their terms against the statutory trust issuer thereof, fully paid and non-assessable and entitled to the benefits of the related indenture.

2.
The descriptions of federal income tax consequences in the Group I Notes Prospectus Supplement and the Group II Notes and Group III Notes Prospectus Supplement under the heading “Federal Income Tax Consequences”, and in the Prospectus under the heading “Material Federal Income Tax Considerations”, while not purporting to discuss all possible federal income tax consequences of investment in the Notes are accurate with respect to those tax consequences which are discussed, and we hereby adopt and confirm those descriptions as our opinions.

We hereby consent to the filing of this opinion letter by the Registrant in a Current Report on Form 8-K, without admitting that we are “persons” within the meaning of Section 7(a) or 11(a)(4) of the 1933 Act, or “ experts” within the meaning of Section 11 thereof, with respect to any portion of the Registration Statement.

Very truly yours, /s/ Thacher Proffit & Wood LLP